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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number: 0-30150

Buffalo Gold Ltd.

----------------------------------------------------

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated April 22, 2008
2	Material Change Report dated April 22, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2008	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

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24TH Floor - 1111 W. Georgia St. Vancouver, BC, Canada V6E 4M3 Phone: 604.685.5492 Fax: 604.685.2536 www.buffalogold.ca

Trading Symbol:

TSXV  – BUF.U

OTC\BB – BYBUF

FWB  – B4K

BONDI MINING STARTS DRILLING AT MURPHY URANIUM PROJECT, AUSTRALIA

Vancouver, B.C., April 22, 2008 – Brian McEwen, President and CEO of Buffalo Gold Ltd. (TSX-V: BUF; OTC\BB: BYBUF; FWB: B4K) is pleased to report that Bondi Mining Ltd. (ASX: BOM) has commenced drilling at the Murphy Uranium project in the Northern Territory, Australia.  In November 2007 Buffalo completed the sale of the Murphy property to Bondi along with several other uranium projects, and currently holds approximately 25% of the company.

Bondi’s news release from April 17, 2008 states that “the first phase of drilling on the project will comprise approximately 200 RAB holes for around 4000 metres, testing 10 different target areas which have been developed based on detailed magnetics and radiometrics, Hoistem airborne EM survey results, and Radon track etch anomalies.  All the targets to be drilled are in the correct geological setting for unconformity uranium mineralisation of the type seen in the East Alligator region (eg Jabiluka - 360 million lbs at 0.45% U3O8) or of the type seen in the Westmoreland region (eg Westmoreland – 48 million lbs at 0.09% U3O8) in Queensland.  The targets all lie under a thin veneer of recent cover and were therefore never prospected in the last uranium boom, despite the fact that they display all the correct geological ingredients for this style of mineralisation...”

According to the Bondi release the first phase of drilling will take approximately 4 weeks, and a second phase is planned to be carried out in July-August once results from this drilling program have been received and interpreted.  For full details of the news release please see the Bondi website, www.bondimining.com.au.

About Bondi Mining

Bondi Mining Ltd is a Brisbane-based exploration company with a focus on high-grade cycle-proof uranium targets with world class size potential.  In addition, the company has a number of gold copper and nickel targets which have been drilled in 2007.  The company’s Australian uranium portfolio is made up of 20 granted tenements and 3 applications totalling 15,085 km2 in three major uranium provinces in the Northern Territory and Queensland.

About Buffalo Gold

Buffalo’s vision is to build shareholder value by growing a gold mining company through a combination of exploration and acquisition. The Company became a gold producer in November 2007 with the acquisition of the Furtei mine, and is exploring projects in Sardinia, PNG and Australia.  The Company also has strategic investments into Kinbauri Gold with advanced projects in Northern Spain and AMI Resources with grassroots projects in Ghana.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF), please visit the company website at www.buffalogold.ca.

Brian McEwen is the Qualified Person for Buffalo and has read and approved the contents of this news release.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Brian McEwen”

________________________________

Brian McEwen,

President and CEO

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or Tollfree: 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WHICH ARE BASED ON THE OPINIONS AND ESTIMATES OF MANAGEMENT AT THE DATE THE STATEMENTS ARE MADE, AND ARE SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. BUFFALO UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS IF CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS SHOULD CHANGE. THE READER IS CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.

CAUTIONARY NOTE TO U.S. INVESTORS

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") PERMITS MINING COMPANIES, IN THEIR FILING WITH THE SEC, TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. WE USE CERTAIN TERMS IN THIS WEBSITE, SUCH AS "MINERAL RESOURCES," "MEASURED," "INDICATED," AND "INFERRED RESOURCES," THAT THE SEC GUIDELINES PROHIBIT US FROM INCLUDING IN OUR FILING WITH THE SEC. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE IN OUR FORM 20-F, FILE NO. 0-30150, AVAILABLE FROM US BY CONTACTING THE INVESTOR RELATIONS DEPARTMENT.

_____________________________________________________________________________________________________________________

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

24th Floor, 1111 West Georgia Street

Vancouver, BC  V6E 4M3

Item 2

Date of Material Change

April 22, 2008

Item 3

News Release

A press release was issued on April 22, 2008, at Vancouver, B.C.

Item 4

Summary of Material Change

Bondi Mining Ltd. has commenced drilling at the Murphy Uranium project in the Northern Territory, Australia.  In November 2007 Buffalo completed the sale of the Murphy property to Bondi along with several other uranium projects, and currently holds approximately 25% of the company.

Item 5

Full Description of Material Change

Bondi Mining Ltd. (ASX: BOM) has commenced drilling at the Murphy Uranium project in the Northern Territory, Australia.  In November 2007 Buffalo completed the sale of the Murphy property to Bondi along with several other uranium projects, and currently holds approximately 25% of the company.

Bondi’s news release from April 17, 2008 states that “the first phase of drilling on the project will comprise approximately 200 RAB holes for around 4000 metres, testing 10 different target areas which have been developed based on detailed magnetics and radiometrics, Hoistem airborne EM survey results, and Radon track etch anomalies.  All the targets to be drilled are in the correct geological setting for unconformity uranium mineralisation of the type seen in the East Alligator region (eg Jabiluka - 360 million lbs at 0.45% U3O8) or of the type seen in the Westmoreland region (eg Westmoreland – 48 million lbs at 0.09% U3O8) in Queensland.  The targets all lie under a thin veneer of recent cover and were therefore never prospected in the last uranium boom, despite the fact that they display all the correct geological ingredients for this style of mineralisation...”

According to the Bondi release the first phase of drilling will take approximately 4 weeks, and a second phase is planned to be carried out in July-August once results from this drilling program have been received and interpreted.  For full details of the news release please see the Bondi website, www.bondimining.com.au.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Brian McEwen, President & CEO at (604) 685-5492

Item 9

Date of Report

April 22, 2008